Exhibit 99.4
2011 Business Review KEEPING PACE WITH GLOBAL URANIUM DEMAND

FIVE-YEAR FINANCIAL SUMMARY

Uranium Revenue
($billions)


10
1.37
09
1.55
08
1.51

Cameco's uranium revenue is expected to rebound in 2011.

Uranium Production
(million pounds)


10
22.8
09
20.8
08
17.3

Cameco's uranium production rose 10% in 2010 from 2009.

Fuel Services Revenue
($millions)


10
301
09
276
08
252

Revenue from fuel services was up despite the strong Canadian dollar.

Fuel Services Production
(million kgU)


10
15.4
09
12.3
08
8.3

Cameco's fuel production increased 25% in 2010 over 2009.

Dollars are expressed in $Cdn millions.

	2010	2009	2008	2007	2006
Operations					
Revenue	$ 2,124	$ 2,315	$ 2,183	$ 1,905	$ 1,418
Net earnings	515	1,099	450	416	376
Adjusted net earnings[1,2]	496	528	525	554	237
Cash provided by operations[3]	507	690	530	756	327
Capital expenditures	470	393	531	362	339
Financial Position					
Total assets	$ 7,671	$ 7,394	$ 7,011	$ 5,371	$ 5,140
Total debt	1,026	1,041	1,313	726	705
Shareholders' equity	5,216	4,844	3,514	2,744	2,741
Financial Ratios					
Current ratio (current assets/current liabilities)	4.3:1	3.3:1	1.5:1	1.9:1	2.7:1
Return on common shareholders' equity	10%	26%	14%	15%	15%
Net debt to capitalization	n/a[4]	n/a[4]	26%	18%	12%
Cash from operations/total net debt	n/a[4]	n/a[4]	42%	127%	88%
Production (Cameco's Share)					
Uranium production (million lbs U_3O_8)	22.8	20.8	17.3	19.8	21.0
Fuel services (million kgU)	15.4	12.3	8.3	12.9	15.4
Production (100% Basis)					
Electricity generation (terawatt hours)[5]	25.9	24.6	24.7	25.3	25.8

[1] Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP. Consolidated net earnings are adjusted in order to provide a more meaningful basis for period-to-period comparisons of the financial results.

[2] We have changed our method for determining adjusted net earnings to exclude all amounts related to our investment in Centerra Gold Inc. Previously, we had included our share of operating income from Centerra in our adjusted earnings measures. A reconciliation of adjusted net earnings to net earnings is available on our website at cameco.com/investors.

[3] Cash flows are shown after working capital requirements (which may fluctuate significantly from year to year). Please see 2010 annual financial statements and MD&A for further information.

[4] Not applicable. For 2009 and 2010, cash and short-term investments exceeded total debt.

[5] Represents 100% of output from Bruce Power Limited Partnership (Cameco has a 31.6% interest in Bruce Power).

We are well positioned to take full advantage of the growth in nuclear energy. Cameco has a geologically and geographically diverse reserve and resource base, low-cost mines, a strategy to double our annual production to 40 million pounds by 2018, and the financial flexibility to get us there. The uranium contract portfolio we’ve built over the past 23 years, and our discipline and expertise in managing our operations efficiently and costeffectively, give us a steady revenue stream that we can rely on as we grow. At the same time, we’re providing healthy dividends. We’ve increased our annual dividend seven times in the last nine years, including an announced 43% increase from $0.28 to $0.40 per share starting in 2011. Integral to our success is a strong and dedicated group of employees. In addition to being among the top 100 employers in Canada again this year, we were recognized once again as one of Canada’s Best Diversity Employers. This is particularly significant, given our goal to reach 67% northern employment at our northern Saskatchewan operations, and a record of achievement that speaks well for us as we move ahead at Kintyre in Australia. The nuclear business is a long-term story: there’s no predicting the ups and downs of the commodity cycle. But nuclear energy is in demand, and that demand is growing. Cameco, with its new leadership, is uniquely positioned to grow and be successful, and to build value for our shareholders. We’re very excited about the years ahead. Jerry Grandey CEO
CAMECO IS POSITIONED TO CATCH THE VALUE IN THE MARKET AS WE DOUBLE ANNUAL PRODUCTION BY 2018.
DO BLE PLAY CAMEC
MARKE A Safe, Healthy
and Rewarding Workplace A Clean Environment
Supportive Communities Outstanding Financial
Performance OF SUCCESS:
FOUR MEASURES CAMECO’S
In 2010, we began to see the growth we’ve been anticipating become reality, as the demand for nuclear power and uranium fuel continued to build around the world. We acknowledge the tragic events in
Japan and the short-term challenges that the nuclear industry will face, but the long-term fundamentals remain the same. Many countries are starting or expanding their nuclear programs, including India, South Korea, Brazil,
Russia, Vietnam and the United Arab Emirates. China is the leader by far, with over a third of all reactors under construction in the world today.
Overall, we expect about 100 (net) new nuclear reactors will be built by 2020. In 2010, these nuclear growth
programs began to have an impact on the market. For example,
China began to secure longer-term uranium supplies, and we signed two key agreements for a total of 52 million pounds. We see
considerable potential to expand our relationships in this important region.

ON THE DOUBLE

KEEPING PACE WITH GLOBAL URANIUM DEMAND

DOUBLE U PROJECT PIPELINE


Projects under evaluation
Millennium
McArthur River extension
Inkai block 3
Kintyre
Inkai expansion (blocks 1 & 2)
US ISR expansion
Development projects
Cigar Lake
Operating properties
McArthur River / Key Lake
Rabbit Lake / Eagle Point
Inkai (blocks 1 & 2)
US ISR
Feasibility
Construction
Detailed assessment
Construction
Ramp up
Scoping
Construction
Ramp up
Pre-feasibility
Construction
Ramp up
Pre-feasibility
Construction
Ramp up
Feasibility
Construction
Ramp up
Construction
Ramp up
Production
Existing production
40
million lbs
U_3O_8
2011
>
2018

Estimated timelines are subject to the material risks and assumptions described in the last page at *Caution about forward-looking information*, and on pages 2-3 and 16-19 of our annual MD&A.

MORE THAN MINING



the production of clean electricity by nuclear power plants around the world.

We also own Cameco Fuel Manufacturing Inc. based in Ontario,

NUCLEAR FUTURE: WHY LONG-TERM GROWTH IN THE NUCLEAR INDUSTRY MEANS OPPORTUNITY FOR CAMECO TODAY. 1. Fuel buying for the future is underway.
With the global reactor fleet expected to increase by more than 20% over the next decade, many countries and utilities are beginning to procure fuel supplies today.
On average, the first load of fuel for a new powergenerating facility — called the first core — is more than double the annual reload requirement. To ensure adequate supply, first-core requirements are generally contracted four to six years ahead of power generation.
This new demand is beginning to impact the uranium market. In 2010, China committed to purchase more than 170 million pounds of uranium under long-term contracts.
The growing demand helped spark a 50% increase in the average spot-market price for uranium in the second half of 2010, creating an opportunity to use our market insights to capitalize on pricing changes. 2. Growing demand fuels price increases.
Expanding long-term fuel requirements are creating a need for new investment in uranium exploration and production. Developing new supply can take more than a decade and uranium producers need strong demand-driven prices to commit to long-term investments.
Over the next 10 years, we anticipate demand for uranium will increase moderately, with the potential for more rapid growth toward the end of the period, as the construction of nuclear plants accelerates and customers procure first cores. The expected continued growth in demand supports our plan to invest in development and additional sources of future supply. Growing demand will add value to our target of Double U. 3. We have a unique ability to benefit from price increases and demand growth. Our large portfolio of low-cost mining operations, our extensive long-term contract portfolio supported by 476 million pounds of proven and probable mineral reserves and our market intelligence provide us with an advantage in capitalizing on demand and price growth in the uranium industry.
As one of the largest producers, we have relationships with global customers who depend on our ability to meet their long-term needs. This gives us an advantage over competitors whose uranium production is a secondary part of their business and over smaller producers who cannot provide security of supply. For investors, we represent a unique, liquid, pure-play opportunity in the nuclear industry — with the large-scale reserve base to meet the long-term needs of global customers and the singular focus to capture value as prices rise.
3 1. Long-term growth in the nuclear industry
2. Higher uranium prices 3. Double U

AS WE INCREASE ANNUAL PRODUCTION, WE ARE ALSO INVESTING IN OUR FUEL SERVICES CAPABILITIES TO SUPPORT OUR OVERALL GROWTH IN THE NUCLEAR BUSINESS.



Fuel Services

Our Port Hope conversion facility produces both UF_6 and UO_2 which, after further processing, is used for which produces fuel bundles and reactor components for Candu reactors.

At Blind River, we refine U_3O_8 from mines around the world into UO_3.

Springfields Fuels Ltd. in the United Kingdom converts five million kilograms of uranium into UF_6 annually for us through a toll processing agreement.



Electricity

We own 31.6% of Bruce Power Limited Partnership in Ontario, which operates four nuclear power plants in Ontario.

DOUBLE TIME: AS NEW PROJECTS COME ONLINE, AND EXISTING ONES INCREASE CAPACITY, CAMECO'S PLAN IS TO DOUBLE URANIUM PRODUCTION

Uranium Assets *476 million lbs proven and probable mineral reserves*	 E P	 U P	 E P
Project Overview	**McArthur River/Key Lake** Northern Saskatchewan, Canada McArthur River is the world's largest high-grade uranium mine, with an average reserve grade of over 15% – approximately 100 times the world average. We are transitioning to new mining areas and refurbishing the mill at Key Lake to ensure continued reliable production. We are a 70% owner and operator of the mine.	**Cigar Lake Project** Northern Saskatchewan, Canada Cigar Lake, under development, is the world's second largest high-grade deposit, with an average reserve grade of 17%. We expect it to come into production in mid-2013 and, after a three-year ramp up, provide us with an additional 9 million pounds of uranium annually. We are a 50% owner and operator of the mine.	**Inkai Mine** Republic of Kazakhstan Inkai is a very significant uranium deposit. In 2010, we continued to ramp up production at Inkai blocks 1 and 2, exceeding 2009 production by 136%. We are seeking approval to increase annual production from these blocks to 5.2 million pounds (our share 3.1 million pounds). We continue to investigate the opportunities in block 3, which shows great potential. We jointly own Inkai (60%) with Kazatomprom (40%).
2010 Production	13.9 million lbs U_3O_8 (our share)	–	2.6 million lbs U_3O_8 (our share)
Goals & Milestones	In 2011, we will continue work on the McArthur River extension project, to advance the underground exploration drift to the north of the current mining areas. We will also begin work on a feasibility study for the zones north of the current mining areas.	In 2010, we completed dewatering the underground development and began implementing a surface freezing strategy. In 2011, we expect to complete sinking shaft 2, remediation of the underground workings, and resume underground construction.	In 2011, we expect to continue delineation drilling at block 3, and begin developing infrastructure and engineering for a test leach facility. We are co-operating with our partner to eventually obtain government approval to double annual production to 10.4 million pounds (our share 5.7 million pounds) from blocks 1 and 2.

CAMECO'S THREE ROADS TO VALUE CREATION

Global energy demand and a significant increase in nuclear reactor construction represent an opportunity for our long-term growth as one of the world's largest uranium producers.

With utilities beginning to build fuel supplies for new reactors, market prices for uranium have risen. With our focus on uranium, we have unmatched market intelligence that allows us to capitalize on shifts in prices.

Our plan to double annual uranium production to 40 million pounds by 2018 will increase our ability to capitalize on the nuclear renaissance by selling higher volumes at higher prices.

BY 2018.

E Existing production U Under development P Potential


E

Rabbit Lake Mine and Mill
Northern Saskatchewan, Canada

In 2010, the mineral reserves and mine life were, once again, increased at Rabbit Lake. It has been in production for more than three decades, producing 183 million pounds over that time. We are refurbishing the mill to ensure continued reliable production. We expect the mill to process about half the uranium from Cigar Lake when it comes into production.

3.8 million lbs U_3O_8

In 2010, we added mineral reserves, extending Rabbit Lake's expected mine life by two years to 2017. In 2011, we expect to produce 3.6 million pounds. We are planning to expand the tailings management facility by mid-2016 to support the extended mine life and future mill operation.


E U

Smith Ranch-Highland
Wyoming, US

Crow Butte
Nebraska, US

Our US operating mines are long-established in situ recovery operations. Smith Ranch-Highland operates as a combined uranium production facility, the largest in the United States. Crow Butte is the first uranium mine in Nebraska.

2.5 million lbs U_3O_8

Smith Ranch-Highland and Crow Butte are both slated for expansion. In 2011, we expect applications for expansion to be reviewed by the regulator and production of 2.5 million lbs.


P

Kintyre Project
Western Australia

We own 70% of and operate Kintyre, an advanced uranium exploration project in Western Australia. It adds potential for low-cost production and diversifies our geographic reach and deposit types. We are working on a prefeasibility study.

–

In 2011, we will continue to move toward a production decision. We expect to generate a mineral resource estimate, carry out further exploration, complete a memorandum of understanding for a mine development agreement with the Martu, submit an environmental review and management program to the regulator, and complete the prefeasibility study.


P

Millennium Project
Northern Saskatchewan, Canada

Millennium shows potential as a uranium deposit that could be mined in the future. Should Millennium prove economic, it could take advantage of the planned increase in milling capacity at Key Lake. Our share of the project is 42%.

–

In 2010, we completed our mine design, achieving positive results. In 2011, we expect to complete environmental assessment work and submit the environmental impact study to the regulators in late 2011 or early 2012. We will also undertake further studies and design work to advance the project.

Common Shares Toronto (CCO) | New York (CCJ)
Transfer Agents and Registrars For information on common share holdings, dividend cheques, lost share certificates and address changes, contact: In Canada: In the United States:
CIBC Mellon Trust Company BNY Mellon Shareowner Services P.O. Box 7010 480 Washington Blvd.
Adelaide Street Postal Station Jersey City, New Jersey 07310 Toronto, Ontario M5C 2W9 U.S.A.
Canada Telephone:
1-800-387-0825 (toll-free within Canada and the United States) OR
1-416-643-5500 (from any country other than Canada and the United States)
Fax: 1-416-643-5501 (all countries)
cibcmellon.com/investorinquiry Annual Meeting
The annual meeting of shareholders of Cameco Corporation is scheduled to be held on Tuesday, May 17, 2011 at 1:30 p.m. at Cameco’s head office in Saskatoon, Saskatchewan. Dividend Policy
The board of directors has established a policy of paying a quarterly dividend of $0.10 ($0.40 per year) per common share for 2011. This policy will be reviewed from time to time in light of the company’s cash flow, earnings, financial position and other relevant factors.
Inquiries Cameco Corporation
2121 — 11th Street West Saskatoon, Saskatchewan S7M 1J3
Phone: 306-956-6200 Fax: 306-956-6201 Caution about forward-looking information
We are making statements and providing information about our expectations for the future which are considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. These include our statements about our aim to double our annual uranium production by 2018 and how we expect to achieve this goal, our statement that our uranium revenue is expected to rebound in 2011, the timing expectations shown in our “Double U Project Pipeline”, the number of new nuclear reactors we expect will be built by 2020 and our statement that our uranium contract portfolio and discipline and expertise in managing our operations give us a steady revenue stream that we can rely on as we grow. They also include other statements using words such as will, slated, potential, could, expect, ensure, continue, plan, anticipate, seek and target, or statements described as goals or milestones. These statements represent our views as of March 14,
2011, and can change significantly. We are presenting this information to help you understand management’s current views of our future prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.
This information is based on a number of material assumptions, and is subject to a number of material risks, which are discussed in our current annual MD&A, including under the heading
“Caution about forward-looking information”. In particular, we have made assumptions about 2018 production levels at our existing mines, and assumptions about the development of mines that are not operating yet and their 2018 production levels. If an assumption about one or more mines proves to be incorrect, we will not reach our 2018 target production level unless the shortfall can be made up by additional production at another mine. The material risks that could prevent us from reaching our target include the risks that we may not be able to maintain or increase production levels at McArthur
River, Inkai and our other operating properties, there are further delays in reaching full production levels at Cigar Lake, development of Kintyre is delayed because of political, regulatory or Aboriginal issues, we cannot move ahead with production at Kintyre, Millennium or our other projects under evaluation, we cannot upgrade mineral resources to mineral reserves, lack of milling capacity, uranium prices or development and operating costs make it uneconomical to develop projects under evaluation, and disruption in production or development due to natural phenomena, labour disputes, political risks or other development and operating risks. Qualified Persons
Information of a scientific and technical nature concerning Cigar Lake was prepared under the supervision of Grant Goddard, P. Eng., Cameco’s Vice-President, Saskatchewan Mining North, concerning McArthur River was prepared under the supervision of David Bronkhorst, P. Eng.,
Cameco’s Vice-President, Saskatchewan Mining South, and concerning Inkai was prepared under the supervision of Charles Foldenauer, JV Inkai’s General Manager, Operations and Development.
Each of these individuals is a qualified person for the purpose of NI 43-101. CAMECO.COM FOR COMPREHENSIVE FINANCIAL INFORMATION VISIT:
INVESTOR INFORMATION